# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JOINT Corp, CIK 0001612630
CUSIP: 47973J102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 03/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-001902
Filed by CIK 0001399386
Persons authorized to receive notices and communications: JEFFERSON GRAMM, BANDERA PARTNERS LLC, 138 Atlantic Avenue, Brooklyn, New York (NY), 11201, 212-232-4583; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Bandera Partners LLC (CIK 0001399386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (27.9% of the class)
- Bylinsky Gregory (CIK 0001427289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (27.9% of the class)
- Gramm Jefferson (CIK 0001427290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (27.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: JOINT Corp
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260
Comment: This Amendment No. 6 to the Schedule 13D is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to a decrease in the aggregate number of Shares outstanding and not due to any transaction by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,114,334 Shares outstanding as of March 9, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2026.

As of the date hereof, Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the 3,937,296 Shares, constituting approximately 27.9% of the Shares outstanding, held by Bandera Master Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

No Reporting Person has entered into any transactions in the securities of the Issuer during the past 60 days.

## Signatures
- Bandera Partners LLC: /s/ Jefferson Gramm, Jefferson Gramm, Managing Member (03/16/2026)
- Bylinsky Gregory: /s/ Gregory Bylinsky, Gregory Bylinsky (03/16/2026)
- Gramm Jefferson: /s/ Jefferson Gramm, Jefferson Gramm (03/16/2026)